HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                 (303) 839-0061
--

Will Hart

                                December 14, 2009

Laura Nicholson
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Synergy Resources Corporation
            Registration Statement on Form S-1
            File No. 333-161895

     Amendment No. 2 to the Company's registration statement on Form S-1 has been filed with the Commission. This letter provides the Company's responses to the comments received from the staff by letters dated October 26 and December 8, 2009. The paragraph numbers in this letter correspond with the numbered paragraphs in the staff's comment letters.

Letter dated 10-26-09
---------------------

1. Comment complied with.

2. After the effective date of the registration statement, it is expected that a market will develop for the Series A warrants. We have revised the registration statement such that the Company is registering all shares issuable upon the exercise of the Series A warrants. Accordingly, the amended registration statement will not register the resale of any shares which may be issued upon the exercise of the Series A warrants since the identity of the Series A warrant holders will constantly change once a market for the warrants develops.

3. The legal opinion has been revised in response to this comment.

4. The legal opinion has been revised in response to this comment.

5. Comment complied with.


Letter dated 12-8-09
--------------------

1. Comment noted.

2. After the effective date of the registration statement, it is expected that a market will develop for the Series A warrants. We have revised the registration statement such that the Company is registering all shares issuable upon the exercise of the Series A warrants. Accordingly, the amended registration statement will not register the resale of any shares which may be issued upon the exercise of the Series A warrants since the identity of the Series A warrant holders will constantly change once a market for the warrants develops.

3. It is the Company's opinion that its disclosure controls and procedures were effective as of August 31, 2009.

      If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                Very Truly Yours,

                                HART & TRINEN, L.L.P.


                                By
                                     William T. Hart